===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                         --------------------------

                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF
                                   1934.

                     PUERTO RICAN CEMENT COMPANY, INC.
                     (Name of Subject Company (issuer))

                         TRICEM ACQUISITION, CORP.
                   an indirect wholly owned subsidiary of
                            CEMEX, S.A. de C.V.
                    (Names of Filing Persons (offerors))

                         --------------------------

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                         --------------------------

                                745075-10-1

                   (CUSIP Number of Class of Securities)

                             Ramiro Villarreal
                            CEMEX, S.A. de C.V.
                         Ave. Constitucion 444 Pte.
                    Monterrey, Nuevo Leon, Mexico 64000
                       Telephone: (011-528) 328-3000

               (Name, address and telephone number of person
              authorized to receive notices and communications
                        on behalf of filing persons)

                                 Copies to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                            New York, N.Y. 10036
                          Telephone: 212-735-3000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates: [X] third-party tender offer subject to Rule 14d-1. [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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ITEM 12.  Exhibits.

(a)(5)(A) - Joint Press Release issued by Cemex, S.A. de C.V. and Puerto Rican
            Cement Company, Inc. on June 12, 2002 (English version)

(a)(5)(B) - Joint Press Release issued by Cemex, S.A. de C.V. and Puerto Rican
            Cement Company, Inc. on June 12, 2002 (Spanish version)




                               EXHIBIT INDEX



Exhibit No.          Exhibit Name

(a)(5)(A) Joint Press Release issued by Cemex, S.A. de C.V. and Puerto Rican Cement Company, Inc. (English version)

(a)(5)(B) Joint Press Release issued by Cemex, S.A. de C.V. and Puerto Rican Cement Company, Inc. (Spanish version)




                                                            EXHIBIT (a)(5)(A)



[CEMEX, S.A. de C.V. LOGO]            [PUERTO RICAN CEMENT COMPANY, INC. LOGO]



 CEMEX AND PUERTO RICAN CEMENT COMPANY, INC. ANNOUNCE CASH OFFER TO ACQUIRE
        ALL OUTSTANDING SHARES OF PUERTO RICAN CEMENT COMPANY, INC.



Monterrey, Mexico, and San Juan, Puerto Rico, June 12, 2002 - CEMEX S.A. de C.V. (NYSE: CX) ("CEMEX") and Puerto Rican Cement Company, Inc. (NYSE: PRN) ("PRCC") announced today that they have entered into a definitive agreement for CEMEX to acquire PRCC. Under the terms of the agreement, Tricem Acquisition, Corp., a subsidiary of CEMEX, will launch a cash tender offer on or before July 2, 2002, for all of the outstanding shares of PRCC for US$35 per share net to the selling holders in cash.

The transaction is valued at US$250 million including the assumption of approximately US$70 million of PRCC's net debt (interest bearing debt less cash and investments) according to PRCC's filings with the Securities and Exchange Commission. CEMEX estimates the value of the transaction to be approximately US$134 per ton of cement production capacity, after adjusting for the value of PRCC's ready-mix business.

The transaction, which was unanimously approved by all of the directors present at meetings of the boards of both PRCC and Tricem Acquisition, Corp., is subject to tenders in the offer of at least 51% of the outstanding shares of PRCC, regulatory approvals, and other customary closing conditions. The transaction is expected to close during the third quarter of 2002. Any remaining outstanding PRCC shares after successful completion of the tender offer, other than shares held by CEMEX or its subsidiaries, will in a subsequent second-step merger be converted into the right to receive US$35 in cash per share.

Although bank debt is expected to be used to fund this acquisition, CEMEX's projected free cash flow for the third quarter of 2002 is expected to exceed the value of the assets being acquired; therefore, it is not anticipated that this acquisition will result in a net debt increase during the third quarter of 2002.

PRCC's annual cement and ready mix concrete production capacity is 1.4 million metric tons and 1.15 million cubic meters, respectively. During the year ended December 31, 2001, PRCC sold approximately one million metric tons of gray cement to customers in Puerto Rico.

Lorenzo H. Zambrano, Chairman and CEO of CEMEX, said: "The PRCC acquisition enhances our position in the Caribbean, by investing in Puerto Rico's strategic geographic location, solid construction industry and economy. We believe that by bringing PRCC into the CEMEX system we will be able to realize significant operating improvements in the core operations of PRCC, building on CEMEX's global capabilities in cement and ready-mix. We expect these operating improvements to have a significant positive contribution to the cash flows of PRCC in 2003 and beyond. We also expect the transaction to be immediately accretive to CEMEX's cash earnings."

Miguel Nazario, Chairman and CEO of PRCC, stated: "Over the past few decades we have built a very successful company with a good position in the Puerto Rican market. Over these years, we have been able to profitably grow our business and create value for our shareholders. The proposed transaction will benefit PRCC's and CEMEX's stockholders, customers, and employees."

The directors of PRCC have agreed to recommend to their shareholders that they accept the offer. Several entities controlled by members of the Ferre family with holdings totaling approximately 29% of the outstanding shares of PRCC have entered into agreements to tender their shares into the offer and otherwise support the transaction. Goldman, Sachs & Co. is acting as financial advisor to CEMEX. UBS Warburg is acting as financial advisor and is providing a fairness opinion regarding the transaction to PRCC. Skadden, Arps, Slate, Meagher & Flom LLP and LeBoeuf, Lamb, Greene & MacRae LLP are acting as legal counsel for CEMEX and PRCC, respectively.

Puerto Rican Cement Company, Inc. was organized under the laws of the Commonwealth of Puerto Rico in 1938. The company is engaged in the production and sale of cement, ready mix concrete and lime; the company is also engaged in the packaging, financing, transportation, manufacturing of aggregates and realty operations businesses. For more information, visit www.prcement.com.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.


Contact Information
At CEMEX:                                      At PRCC:

Media Relations                                Media Relations
Daniel Perez Whitaker                          Ivan Baez
(52-81) 8152-2747                              (787) 783-3000
daniel_pw@cemex.com                            baez@prcement.com
Investor Relations                             Investor Relations
Abraham Rodriguez                              Jose O. Torres
(52-81) 8328-3631                              (787) 783-3000 ext. 3212
arodriguez@cemex.com                           jot@prcement.com
Analyst Relations
Jose Antonio Gonzalez
(212) 317-6017
josegonzalez@cemex.com





This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, particularly those statements regarding the effects of the transaction, and those preceded by, followed by or that otherwise include the words "believe," "expect," "anticipate," "intend," "estimate," or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to CEMEX and PRCC as of the date of this press release, and neither company assumes any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of CEMEX or PRCC, and actual results may vary materially from the results and expectations discussed. For instance, while CEMEX and PRCC have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary government approvals or stockholder tenders or otherwise fail to satisfy conditions to closing, the transaction may be terminated. Additional risks and uncertainties related to the transaction include, but are not limited to, conditions in the markets relevant to the proposed transaction, and the successful integration of PRCC into CEMEX's operations.


This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase, letter of transmittal and related tender documents. At the time the offer is commenced, CEMEX will file a tender offer statement and related documents with the Securities and Exchange Commission ("SEC") and PRCC will file with the SEC a solicitation/recommendation statement with respect to the offer, and such documents will be sent to PRCC stockholders. Investors and stockholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release because they will contain important information that should be read carefully before any decision is made with respect to the offer. Investors and stockholders may obtain a free copy of these statements (when available) and other documents filed by both CEMEX and PRCC at the SEC's website, http://www.sec.gov. In addition, the tender offer statement and related materials may be obtained free by directing such request at CEMEX at (52-81) 8328-3631. The solicitation/recommendation statement and such other documents may be obtained free by directing such requests to PRCC at (787) 783-3000 extension 3212.




                                                         EXHIBIT (a)(5)(B)


[CEMEX, S.A. de C.V. LOGO]            [PUERTO RICAN CEMENT COMPANY, INC. LOGO]



 CEMEX Y PUERTO RICAN CEMENT COMPANY, INC. ANUNCIAN OFERTA EN EFECTIVO PARA
  ADQUIRIR TODAS LAS ACCIONES EN CIRCULACION DE PUERTO RICAN CEMENT, INC.

Monterrey, Mexico y San Juan, Puerto Rico, 12 de Junio de 2002 - CEMEX, S.A. de C.V. (BMV: CEMEXCPO) ("CEMEX) y Puerto Rican Cement Company, Inc. (NYSE: PRN) ("PRCC") anunciaron hoy que han alcanzado un acuerdo definitivo para que CEMEX adquiera a PRCC. Bajo los terminos de la transaccion, Tricem Acquisition, Corp., una subsidiaria de CEMEX, lanzara el 2 de julio de 2002
o antes, una oferta de compra en efectivo por todas las acciones en circulacion de PRCC a un precio neto de 35 dolares en efectivo por accion.

La transaccion tiene un valor total de 250 millones de dolares, incluyendo la absorcion por parte de CEMEX de aproximadamente 70 millones de dolares de deuda neta (deuda con costo financiero menos efectivo e inversiones temporales) de PRCC, de acuerdo con informacion enviada por PRCC a la Comision de Valores y Mercados (SEC) de Estados Unidos. CEMEX estima que el valor de la transaccion es de alrededor de 134 dolares por tonelada de capacidad de produccion de cemento, despues de ajustes por el valor del negocio de concreto premezclado de PRCC.

La transaccion, que fue aprobada por unanimidad por los consejeros presentes en las reuniones de los consejos de PRCC y de Tricem Acquisition, Corp., esta sujeta a que se presenten posturas de venta de por lo menos el 51% de las acciones en circulacion de PRCC, asi como autorizaciones regulatorias y otras condiciones usuales. El cierre de la transaccion se espera durante el tercer trimestre del ano. Cualesquiera acciones de PRCC que sigan en circulacion despues de completarse la oferta de compra (con excepcion de acciones propiedad de CEMEX o sus subsidiarias), seran canjeadas por efectivo al efectuarse la fusion de PRCC con Tricem Acquisition, Corp.

Aunque se anticipa la utilizacion de deuda bancaria para financiar la transaccion, CEMEX estima que su flujo de efectivo libre esperado para el tercer trimestre de 2002 exceda el valor de los activos adquiridos. Por lo tanto, CEMEX no anticipa que la transaccion resulte en un incremento de deuda neta en el tercer trimestre del ano.

PRCC tiene una capacidad de produccion anual de 1.4 millones de toneladas de cemento y de 1.15 millones de metros cubicos de concreto. Durante el 2001, PRCC registro un volumen de ventas de alrededor de un millon de toneladas de cemento en el mercado de Puerto Rico.

Lorenzo H. Zambrano, Presidente y Director General de CEMEX, comento: "La adquisicion de PRCC fortalece nuestra presencia en el Caribe, gracias a la ubicacion estrategica de Puerto Rico asi como por la solidez de su economia e industria de la construccion. Confiamos en que realizaremos importantes mejoras operativas en PRCC, al capitalizar la experiencia de la red global de CEMEX en sus negocios medulares de cemento y concreto. Asimismo, esperamos que la transaccion contribuya de inmediato a las utilidades en efectivo de CEMEX".

Miguel Nazario, Presidente y Director General de PRCC, anadio: "En las ultimas decadas hemos construido una compania muy exitosa con una buena posicion en el mercado de Puerto Rico. Durante estos anos, hemos sido capaces de generar un crecimiento rentable de nuestro negocio y crear valor para nuestros accionistas. La transaccion propuesta sera benefica para los accionistas, clientes y empleados de PRCC y de CEMEX".

Los consejeros de PRCC han acordado recomendar a sus accionistas que acepten la oferta. Varias entidades controladas por la familia Ferre, que tienen aproximadamente el 29% de las acciones en circulacion de PRCC, han acordado presentar sus acciones a la oferta y han expresado su apoyo a la transaccion. Goldman, Sachs & Co. es el asesor financiero de CEMEX en la transaccion. UBS Warburg es el asesor financiero de PRCC y ha expresado a la compania su opinion respecto a la transaccion. Los despachos Skadden, Arps, Slate, Meagher & Flom LLP y LeBouf, Lamb, Greene & MacRae LLP son los consejeros juridicos de CEMEX y PRCC, respectivamente.

Puerto Rican Cement Company, Inc. fue constituida bajo las leyes del Estado Libre Asociado de Puerto Rico en 1938. La compania produce y vende cemento, concreto y piedra caliza, y tiene ademas operaciones en los negocios de empacado, financiamiento, transportacion, manufactura de agregados, y bienes raices. Para mayor informacion, visite www.prcement.com.

CEMEX es una compania global lider en la produccion y distribucion de cemento, con operaciones posicionadas primariamente en los mercados mas dinamicos del mundo a traves de cuatro continentes. CEMEX combina un profundo conocimiento de los mercados locales con su red mundial de operaciones y sistemas de tecnologia informatica a fin de proveer productos y servicios de clase mundial a sus clientes, desde constructores individuales hasta grandes contratistas industriales. Para mayor informacion, visite www.cemex.com.


Contactos
CEMEX:                                            PRCC:

Relaciones con Medios                             Relaciones con Medios
Daniel Perez Whitaker                             Ivan Baez
(52-81) 8152-2747                                 (787) 783-3000
daniel_pw@cemex.com                               baez@prcement.com
Relacion con Inversionistas                       Relacion con Inversionistas
Abraham Rodriguez                                 Jose O. Torres,
(52-81) 8328-3631                                 (787) 783-3000 ext. 3212
arodriguez@cemex.com                              jot@prcement.com
Relacion con Analistas
Jose Antonio Gonzalez
(212) 317-6017
josegonzalez@cemex.com




Este comunicado de prensa contiene "declaraciones prospectivas" conforme a la seccion 27-A de la Ley de Valores de 1933 ("Securities Act of 1933") en vigor, en particular aquellas declaraciones relacionadas con los efectos de la transaccion, y aquellas precedidas por, seguidas de, o que incluyan cualquier conjugacion de las palabras "creer", "esperar", "anticipar", "pretender", "estimar", o expresiones similares. Las declaraciones prospectivas sobre expectativas de resultados o eventos futuros estan basadas en la informacion disponible para CEMEX y PRCC a la fecha de este comunicado de prensa, y ninguna de las companias asume ninguna obligacion de actualizar cualquiera de estas declaraciones. Las declaraciones prospectivas no son garantia del desempeno futuro de CEMEX o de PRCC, y los resultados reales pueden variar substancialmente de los resultados y expectativas discutidos. Por ejemplo, aunque CEMEX y PRCC han llegado a un acuerdo definitivo, no existe certeza de que las partes completaran la transaccion. En caso de que las companias no reciban las aprobaciones gubernamentales o posturas de venta necesarias, o bien no satisfagan las condiciones para el cierre de la transaccion, esta podria darse por terminada. Otros riesgos e incertidumbres relacionados con la transaccion incluyen, pero no se limitan a, condiciones en los mercados relevantes para la transaccion propuesta, y la exitosa integracion de PRCC en las operaciones de CEMEX.


Este comunicado de prensa no representa una oferta de compra ni una solicitud de una oferta de venta de valores. La oferta publica se llevara a cabo unicamente por medio de una oferta de compra, carta de notificacion y demas documentos relacionados. Cuando la oferta de compra de inicio, CEMEX registrara ante la Comision de Valores y Mercados ("Securities and Exchange Commission" o "SEC") una declaracion de oferta de compra y documentos relacionados, y PRCC registrara ante la SEC una declaracion de solicitud / recomendacion con respecto a la oferta, y tales documentos se enviaran a los accionistas de PRCC. Se recomienda fuertemente a los accionistas e inversionistas que lean la declaracion de oferta de compra y la declaracion de solicitud / recomendacion en relacion con la oferta referida en este comunicado de prensa, debido a que contienen informacion importante que debe ser leida cuidadosamente antes de tomar cualquier decision con respecto a la oferta. Los accionistas e inversionistas pueden obtener sin ningun costo en el sitio de Internet de la SEC, http://www.sec.gov, una copia de estos documentos (cuando esten disponibles), asi como de otros documentos registrados por CEMEX y PRCC ante la SEC. Ademas, la declaracion de oferta de compra y materiales relacionados pueden obtenerse sin ningun costo solicitandolos directamente a CEMEX al telefono (52-81) 8328-3631. La solicitud / recomendacion con respecto a la oferta, asi como otros documentos relacionados, pueden obtenerse sin ningun costo solicitandolos directamente a PRCC al telefono (787) 783-3000 extension 3212.